FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of February 2024

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Share Buyback Report for the reporting month from January 1, 2024 to January 31, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: February 14, 2024	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

[Translation of Share Buyback Report for the reporting month from January 1, 2024 to January 31, 2024 filed with the Director General of the Kanto Finance Bureau by Nomura Holdings, Inc. on February 14, 2024]

Class of Shares: Common Stock

1.	Status of repurchase
(1)	Status of a repurchase pursuant to a resolution at a general meeting of shareholders

Not applicable

(2)	Status of a repurchase pursuant to a resolution at the meeting of a board of directors (“Board”)

as of January 31, 2024

	Number of Shares		Total Repurchase Amount (JPY)
Authorization pursuant to the resolution of the Board (April 26, 2023) (Period of repurchase: from May 16, 2023 to March 29, 2024 (excluding the ten business days following the announcement of each quarterly financial results))		35,000,000	20,000,000,000
Repurchases during this reporting month (Date of repurchase)	(Date) —	—	—

Total	—	—	—

Aggregate shares repurchased as of the end of this reporting month		34,368,500	19,999,965,060

Progress of share repurchase (%)		98.2	100.0

as of January 31, 2024

	Number of Shares		Total Repurchase Amount (JPY)
Authorization pursuant to the resolution of the Board (January 31, 2024) (Period of repurchase: from February 16, 2024 to September 30, 2024 (excluding the ten business days following the announcement of each quarterly financial results))		125,000,000	100,000,000,000
Repurchases during this reporting month (Date of repurchase)	(Date) —	—	—

Total	—	—	—

Aggregate shares repurchased as of the end of this reporting month	0		0

Progress of share repurchase (%)	0		0

2.	Status of disposition

as of January 31, 2024

	Number of shares disposed in the reporting month		Aggregate amount of disposition (JPY)
Treasury shares disposed subject to procedures for issuance of new shares	(Date) —	—	—

Subtotal	—	—	—

Treasury shares canceled	(Date) —	—	—

Subtotal	—	—	—

Treasury shares transferred upon merger, share exchange, share delivery or demerger	(Date) —	—	—

Subtotal	—	—	—

Other (upon request for purchasing “less-than-a-full-unit shares”)	(Date) January 19	89	61,410

Subtotal	—	89	61,410

Other (exercise of stock acquisition rights)	(Date) January 10 January 11 January 12 January 15 January 16 January 17 January 18 January 19 January 22 January 23 January 24 January 25 January 26 January 29 January 30 January 31	50,700 36,300 7,000 50,400 9,500 49,500 65,300 36,900 13,000 6,000 21,900 18,000 30,400 54,700 81,200 78,600	50,700 608,300 7,000 4,340,400 4,235,500 12,266,500 9,994,300 4,612,900 8,004,000 3,438,000 8,004,400 11,313,000 17,600,400 14,303,700 764,200 16,282,600

Subtotal	—	609,400	115,825,900

Other (delivery of shares under Restricted Stock Units plan)	(Date) —	—	—

Subtotal	—	—	—

Total	—	609,489	115,887,310

3.	Status of shares held in treasury

as of January 31, 2024

As of the end of the reporting month	Number of Shares
Total number of issued shares	3,163,562,601
Number of shares held in treasury	148,163,753

Note) In relation to “2. Status of disposition” and “3. Status of shares held in treasury” above, the disposition of treasury shares relating to Restricted Stock Units as equity compensation is recorded based on the contribution date of a monetary compensation claim. The number of shares held in treasury above therefore includes reduction in number of shares as a result of disposition of treasury shares as equity compensation in exchange for contribution-in-kind of monetary compensation claims on or before January 31, 2024.